UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

(Check one): |X|Form 10-K |_| Form 20-F |_| Form 11-K |_|Form 10-Q |_|Form 10-I
             |_| Form NSAR |_| Form N-CSR
             For Period Ended: December 31, 2009
                               -----------------
             |_| Transition Report on Form 10-K
             |_| Transition Report on Form 20-F
             |_| Transition Report on Form 11-K
             |_| Transition Report on Form 10-Q
             |_| Transition Report on Form N-SAR
             For the Transition Period Ended:
                                             -----------------------------------



If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
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PART I -- REGISTRANT INFORMATION

INDIGO-ENERGY, INC.
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Full Name of Registrant


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Former Name if Applicable

701 N. Green Valley Pkwy., Suite 200
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Address of Principal Executive Office (Street and Number)

Henderson, Nevada 89074
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City, State and Zip Code

                        PART II-- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

|X|   (a)   The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

|X|   (b)   The subject annual report, semi-annual report, transition report on
            Form 10-K, Form 20-F, Form 11-K, Form D N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

|_|   (c)   The accountant's statement or other exhibit required by Rule
            l2b-25(c) has been attached if applicable.


                                      Persons who are to respond to the
                                      collection of information contained in
                                      this form are not required to respond
                                      unless the form displays a currently valid
SEC 1344 (05-06)                      OMB control number.

                              PART III -- NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, l0-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Despite diligent efforts, the Annual Report on Form 10-K for Indigo-Energy, Inc. (the "Company") could not be completed without unreasonable effort and expense. Such difficulties prevent the Company from filing the report because the information being completed is integral to the balance of the report. The Company expects to be able to file within the additional time allowed.

                          PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification


         Arthur S. Marcus, Esq.                (212)             752-9700
      ----------------------------------  ---------------  ---------------------
                 (Name)                     (Area Code)      (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer
      is no, identify report(s).                                  Yes |X| No |_|

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion
      thereof?                                                    Yes |_| No |X|

      If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

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                               INDIGO-ENERGY, INC.
            --------------------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.



Date: April 1, 2010                      By:   /s/Stanley L. Teeple
                                                -----------------------------
                                                Stanley L. Teeple
                                                Chief Financial Officer